FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-231553

July 6, 2020

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

$1,000,000,000 5.750% Fixed-to-Fixed Rate Subordinated Notes Series 2020-A due 2080

Preference Shares, Series 2020-A Issuable Upon Automatic Conversion

Issuer:	Enbridge Inc. (the “Company”)

Security Type:	Fixed-to-Fixed Rate Subordinated Notes Series 2020-A due July 15, 2080 (the “Notes”)

Pricing Date:	July 6, 2020

Settlement Date: (T+2)	July 8, 2020

Maturity Date:	July 15, 2080

Principal Amount:	US$1,000,000,000

Public Offering Price:	100.000%

Interest Rate:

(i) From, and including, July 8, 2020 to, but not including, July 15, 2030 at the rate of 5.750% per annum and (ii) from, and including, July 15, 2030, during each Interest Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus, (a) for the period from, and including, July 15, 2030 to, but not including, July 15, 2050, 5.314% and (b) for the period from, and including, July 15, 2050 to, but not including, the Maturity Date, 6.064%, in each case, to be reset on each Interest Reset Date.

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2021.

Day Count Convention:	360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month.

Business Day:	Any day other than a day on which banks are permitted or required to be closed in New York City, New York.

Optional Redemption:

The Company may, at its option, redeem the Notes, in whole at any time or in part from time to time, on any day in the period commencing on the date falling three months prior to any Interest Reset Date and ending on (and including) any Interest Reset Date at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption on Tax Event or Rating Event:

Within 90 days following the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Automatic Conversion:

The  Notes, including accrued and unpaid interest thereon, will be converted automatically (“Automatic Conversion”), without the consent of the Noteholders, into shares of a newly issued series of our preference shares, designated as Preference Shares, Series 2020-A (the “Conversion Preference Shares”) upon the occurrence of: (i) the making by Enbridge of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada), (ii) any proceeding instituted by Enbridge seeking to adjudicate it a bankrupt or insolvent or, where Enbridge is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or compromise of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the property and assets of Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged a bankrupt or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over the property and assets of Enbridge or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where Enbridge is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against Enbridge seeking to adjudicate it a bankrupt or insolvent or, where Enbridge is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or compromise of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the property and assets of Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against Enbridge or the appointment of a receiver, interim receiver, trustee, or other similar official for Enbridge’s property and assets or for any substantial part of its property and assets (each, an “Automatic Conversion Event”).

The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). At the Conversion Time, the Notes shall be automatically converted, without the consent of the Noteholders, into a newly issued series of fully-paid Conversion Preference Shares. At such time, the Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by the Noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such Noteholder as a debtholder of Enbridge shall automatically cease. At the Conversion Time, Noteholders will receive one Conversion Preference Share for each US$1,000 principal amount of Notes held immediately prior to the Automatic Conversion together with the number of Conversion Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes by US$1,000.

CUSIP / ISIN:	29250N BC8 / US29250NBC83

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:	HSBC Securities (USA) Inc. SG Americas Securities, LLC BofA Securities, Inc. Deutsche Bank Securities Inc. Credit Agricole Securities (USA) Inc. Wells Fargo Securities, LLC

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated July 6, 2020.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

Not for retail investors in the EEA or the United Kingdom. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the United Kingdom.

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